Exhibit 99.1

NEWS RELEASE	www.cameco.com	Saskatoon
Saskatchewan
All amounts in Canadian dollars		Canada
unless specified otherwise

Cameco reports second quarter results: year-to-date performance on track; production outlook unchanged; strategically positioned across the nuclear fuel cycle; significant support for nuclear energy reinforces stronger long-term uranium prices

July 31, 2026

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the second quarter ended June 30, 2026, in accordance with International Financial Reporting Standards (IFRS).

“Our year-to-date financial and operational performance reflects the value of aligning our marketing, operational and financial decisions with strengthening industry fundamentals,” said Tim Gitzel, Cameco’s CEO. “Our second quarter financial results reflect normal quarterly variability, and while uranium production was impacted by challenging spring road conditions along our northern Saskatchewan supply routes, our annual production outlook remains unchanged.

“Across the nuclear fuel cycle, market conditions continued to improve during the first half of the year. The long-term uranium price strengthened further, supported by increased on and off-market contracting activity in the first half of the year as customers’ increasingly focus on security of supply. Around the world, governments, utilities and energy-intensive industries have recognized nuclear energy’s essential role in supporting energy security, national security and decarbonization objectives. Those objectives are translating into calls for the expansion of nuclear energy, declarations of government-enabled policy support, and continued improvements in public perception. In turn, we are seeing durable demand growth for the uranium and nuclear fuel services required to support these long-term structural drivers.

“Our contracting discipline remains a key competitive advantage. We continue to be patient and selective in committing supply, ensuring our contract portfolio supports long-term value creation while preserving exposure to improving market conditions. Combined with our flexible supply strategy, strong balance sheet and disciplined capital allocation framework, we believe this approach positions us well to manage risk while capturing opportunities as the market evolves.

“We also continued to advance our strategy across the nuclear fuel cycle. The closing of our agreement to increase our ownership interest in the Cigar Lake Mine reinforces our commitment to own and operate scarce, world-class, proven tier-one assets that we expect to be essential in supporting future reactor growth. And, the conditional commitment by the US Department of Energy to support deployment of AP1000® reactors, as well as the Government of Canada’s Nuclear Energy Strategy that was released in June, both highlight the growing importance of nuclear energy and the value of proven technologies and experienced industry participants.

“Safely operating complex, heavily regulated uranium mining and milling assets is never without challenges, particularly in the remote conditions of northern Saskatchewan. The flooding-related disruptions to our supply routes that we experienced during the quarter and the operational challenges that came subsequent to quarter-end, are good reminders of that reality. However, they also demonstrate the importance of maintaining operational flexibility and supply diversity, alongside a disciplined approach to risk management and a continual focus on value – capabilities developed through decades of operating experience and demonstrated every day by the credible, experienced teams we have across the company.

“With tier-one assets in stable jurisdictions, strategic investments across the nuclear fuel cycle, strong long-term customer relationships and a proven operating track record, we believe Cameco is uniquely positioned to support the continued growth of nuclear energy while creating sustainable long-term value for our shareholders, customers and communities.”

SECOND QUARTER HIGHLIGHTS

FINANCIAL HIGHLIGHTS

•

Consolidated performance: Second quarter results included net earnings of $25 million, adjusted net earnings of $77 million, and adjusted EBITDA of $391 million while results for the first six months of the year included net earnings of $156 million, adjusted net earnings of $281 million and adjusted EBITDA of $899 million. Quarterly and first half results were lower than in 2025, primarily due to lower equity earnings from our investment in Westinghouse. In the second quarter of 2025, Westinghouse’s participation in the construction project for two nuclear reactors at the Dukovany power plant in the Czech Republic contributed approximately US$170 million to our share of Westinghouse’s 2025 second quarter revenue and adjusted EBITDA. Our second quarter and year-to-date sales volumes are lower than in 2025 due to normal quarterly variations in deliveries and our lower planned 2026 sales deliveries resulting from our contracting discipline. Our average realized prices continue to improve in both the uranium and fuel services segments as prices from market-related contracts have increased. See Consolidated financial results in the second quarter MD&A for more information.

•

Strong balance sheet: Thanks to our risk-managed financial discipline, our balance sheet remains strong. As of June 30, 2026, we had $1.1 billion in cash and cash equivalents, $1.0 billion in total debt and a $1.0 billion undrawn revolving credit facility. As previously disclosed, in the second quarter we received US$124 million, net of withholdings, from JV Inkai as a dividend based on 2025 financial performance.

•

Uranium: In our core uranium segment, second quarter earnings before taxes were $170 million and adjusted EBITDA was $252 million compared to $281 million and $352 million, respectively, in 2025, due to our normal quarterly variations in deliveries and our lower planned 2026 sales delivery volumes resulting from our contracting discipline. Earnings before taxes for the first six months of the year were $528 million and adjusted EBITDA was $676 million, compared to $509 million and $641 million in 2025, respectively. See Financial results by segment – uranium in our second quarter MD&A for more information.

•

Fuel Services: In our Fuel Services segment, second quarter earnings before taxes were $30 million and adjusted EBITDA was $42 million, compared to $44 million and $57 million in 2025, respectively, mainly as a result of lower sales volumes. Earnings before taxes for the first six months of the year were $75 million while adjusted EBITDA was $97 million, compared to $112 million and $132 million in 2025, respectively. See Financial results by segment – Fuel services in our second quarter MD&A for more information.

•

Westinghouse: Westinghouse reported a net loss of $10 million (our share) for the second quarter, down from earnings of $126 million (our share) in the second quarter of 2025. Over the first six months of the year, Westinghouse reported a net loss of $56 million, in comparison to net earnings of $64 million in the same period in 2025. Equity earnings from our investment in Westinghouse were lower than in 2025 due to Westinghouse’s participation in the construction project for two nuclear reactors at the Dukovany power plant in the Czech Republic, which resulted in an approximate US$170 million increase in our share of Westinghouse’s 2025 second quarter revenue. To better reflect the underlying operating performance, we use adjusted EBITDA as a performance measure for Westinghouse. In the second quarter of 2026, our share of Westinghouse’s adjusted EBITDA was $163 million, compared to $352 million in the second quarter of 2025, while for the first six months adjusted EBITDA was $284 million, compared to $445 million in 2025. See Our earnings from Westinghouse, in our second quarter MD&A for more information.

Adjusted net earnings and adjusted EBITDA are non-IFRS measures. See page 5.

OPERATIONAL HIGHLIGHTS

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Uranium: Total packaged production from McArthur River and Key Lake was 3.3 million pounds of U3O8 (2.3 million pounds our share), while Cigar Lake’s packaged production was 2.9 million pounds of U3O8 (1.6 million pounds our share) for the quarter. We continue to expect to produce between 19.5 to 21.5 million pounds of U3O8 (our share) in 2026 in our uranium segment. The temporary unplanned operational disruptions that occurred at Key Lake and McArthur River during the quarter, and at Cigar Lake subsequent to the quarter, have not changed our production guidance. In April, a new collective agreement with the United Steelworkers Local 8914 was reached at Key Lake and McArthur River, which expires in December 2028. See Our operations in our second quarter MD&A for more information.

•

JV Inkai: Production on a 100% basis was 2.8 million pounds of U3O8 for the quarter. JV Inkai remains on track to produce 10.4 million pounds of U3O8 (100% basis) in 2026, of which our purchase allocation is expected to be 4.2 million pounds of U3O8 (0.8 million pounds were delivered in the first half of the year). The majority of our share of 2026 production is expected to be received before the end of 2026. See Our operations- Uranium 2026 Q2 Updates in our second quarter MD&A for more information.

•

Fuel Services: In the second quarter of 2026, our Fuel Services segment produced 3.0 million kgU. We continue to expect our annual production, which includes UF6 conversion, UO2 conversion and heavy water reactor fuel bundles, to be between 13 million and 14 million kgU. See Our Operations - Fuel Services 2026 Q2 Updates in our second quarter MD&A for more information.

•

Westinghouse: Westinghouse’s technology platform operates across the nuclear power value chain, with 57% of the global operating fleet of 417 reactors using its technology, which we believe makes it one of the most strategically important franchises in the global nuclear power industry. Westinghouse enjoys several competitive advantages that are reflected in the growing global opportunities for its technologies, in particular the pipeline of up to 91 AP1000 reactor opportunities, and the follow-on value opportunities this is expected to create for its core business and for Cameco’s uranium and fuel services businesses. To reflect an improved outlook and demonstrate the value of the growing pipeline opportunities, we have updated and expanded the following information for Westinghouse:

•	Target future capital expenditures (sustaining and expansion)

•	Backlog and new orders entered in its core Operating Plants business segment and New Plants business segment

•	Capital allocation framework

•	A robust pipeline representing the current opportunities being pursued for the AP1000, the only generation III+ reactor that is fully designed, licensed and deployed

•	Illustrative economics and assumptions for AP1000 reactor deployments

•	Illustrative economics and assumptions for the deployment of the AP300 and eVinci reactor technologies

See Westinghouse future target capital spending and Our Operations - Westinghouse 2026 Q2 Updates in our second quarter MD&A for more information

MARKETING HIGHLIGHTS

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Deliveries and inventory: In the second quarter, we delivered 7.1 million pounds of U3O8, which is consistent with our lower planned 2026 sales deliveries resulting from our contracting discipline and reflects normal quarterly delivery variations. With production totaling 3.9 million pounds (our share) in the second quarter and purchases of 2.8 million pounds of uranium (purchased at an average unit cost of $91.40 per pound (US$66.60 per pound)), our uranium inventory was 8.7 million pounds on June 30, 2026, with an average inventory cost of $58.05 per pound. See Financial results by segment – Uranium in our second quarter MD&A for more information.

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Contracting: In our uranium segment, over the next five years, we have contracts in place for average annual deliveries of over 28 million pounds of U3O8 per year, with commitments higher than the average in 2026 through 2028, and lower than the average in 2029 and 2030. As the market continues to improve, we expect to continue layering in volumes that capture greater future upside using market-related pricing mechanisms.

2026 OUTLOOK UPDATE

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Updated revenue, average realized price and cost of sales outlook: We have updated our outlook for average realized price, revenue and cost of sales in our uranium segment, for revenue and cost of sales in our Fuel Services segment, and for consolidated revenue, reflecting an increase in the UxC spot price and our updated exchange rate assumption based on the continued strength in the US dollar. See Outlook in our second quarter MD&A for more information.

BOARD UPDATE

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Change to Board of Directors: Dominique Minière has stepped down from Cameco’s Board of Directors, effective July 26, 2026, to focus on his other professional commitments. Mr. Minière has served as a director since 2023 and has been a member of the Human Resources and Compensation Committee, the Technical Committee and the Safety, Health and Environment Committee since he joined the board. He has also served as the chair of the Safety, Health and Environment Committee since May 2024. “On behalf of the board, I want to thank Dominique for his contributions to Cameco,” said Catherine Gignac, chair of Cameco’s board of directors. “We appreciate his commitment to Cameco’s long-term success, and the strong nuclear expertise he brought to the board. We wish him continued success in his many pursuits.” Cameco’s board remains focused on providing strong oversight and guidance as the company continues to advance its strategy and deliver long-term value for shareholders and other stakeholders.

Consolidated financial results

HIGHLIGHTS	THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30
($ MILLIONS EXCEPT WHERE INDICATED)	2026	2025	CHANGE	2026	2025	CHANGE
Revenue	814	877	(7)%	1,659	1,666	—
Gross profit	190	257	(26)%	492	527	(7)%
Net earnings attributable to equity holders	25	321	(92)%	156	391	(60)%
$ per common share (basic)	0.06	0.74	(92)%	0.36	0.90	(60)%
$ per common share (diluted)	0.06	0.74	(92)%	0.36	0.90	(60)%
Adjusted net earnings (ANE) (non-IFRS, see page 5)	77	308	(75)%	281	378	(26)%
$ per common share (adjusted and diluted)	0.18	0.71	(75)%	0.65	0.87	(25)%
Adjusted EBITDA (non-IFRS, see page 5)	391	673	(42)%	899	1,029	(13)%
Cash provided by operations	131	465	(72)%	109	575	(81)%

The financial information presented for the three months and six months ended June 30, 2025, and June 30, 2026, is unaudited.

Selected segment highlights

HIGHLIGHTS				THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30
($ MILLIONS EXCEPT WHERE INDICATED)				2026	2025	CHANGE	2026	2025	CHANGE
Uranium	Production volume (million lb)			3.9	4.6	(15)%	10.1	10.6	(5)%
	Sales volume (million lb)			7.1	8.7	(18)%	14.9	15.6	(4)%
	Average realized price[1]	(US$/lb	)	67.79	57.35	18%	66.96	59.66	12%
		($/lb	)	93.13	81.03	15%	92.15	84.62	9%
	Revenue			659	705	(7)%	1,370	1,324	3%
	Gross profit			158	217	(27)%	417	420	(1)%
	Earnings before income taxes			170	281	(40)%	528	509	4%
	Adjusted EBITDA[2]			252	352	(28)%	676	641	5%
Fuel services	Production volume (million kgU)			3.0	3.2	(6)%	6.3	7.1	(11)%
	Sales volume (million kgU)			3.6	4.4	(18)%	6.4	6.8	(6)%
	Average realized price [3]	($Cdn/kgU	)	41.67	36.79	13%	44.62	43.75	2%
	Revenue			152	162	(6)%	286	297	(4)%
	Earnings before income taxes			30	44	(32)%	75	112	(33)%
	Adjusted EBITDA[2]			42	57	(26)%	97	132	(27)%
	Adjusted EBITDA margin (%)[2]			28	35	(20)%	34	44	(23)%
Westinghouse	Adjusted free cash flow[2]			109	306	(64)%	180	356	(49)%
(our share)	Net earnings (loss)			(10)	126	>(100)%	(56)	64	>(100)%
	Adjusted EBITDA[2]			163	352	(54)%	284	445	(36)%

[1]	Uranium average realized price is calculated as the revenue from sales of uranium concentrate, transportation and storage fees divided by the volume of uranium concentrates sold.
[2]	Non-IFRS measure, see page 5.
[3]

Fuel services average realized price is calculated as revenue from the sale of conversion and fabrication services, including fuel bundles and reactor components, transportation and storage fees divided by the volumes sold.

The table below shows the costs of produced and purchased uranium incurred in the reporting periods (see non-IFRS measures starting on page 5). These costs do not include care and maintenance costs, selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

	THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30
($/LB)	2026	2025	CHANGE	2026	2025	CHANGE
Produced
Cash cost	30.30	26.19	16%	25.83	24.05	7%
Non-cash cost	10.96	11.66	(6)%	11.01	10.90	1%
Total production cost [1]	41.26	37.85	9%	36.84	34.95	5%
Quantity produced (million lb)[1]	3.9	4.6	(15)%	10.1	10.6	(5)%
Purchased
Cash cost	91.40	97.00	(6)%	92.69	102.74	(10)%
Quantity purchased (million lb)[1]	2.8	0.7	>100%	3.0	1.9	58%
Totals
Produced and purchased costs	62.21	45.66	36%	49.63	45.25	10%
Quantities produced and purchased (million lb)	6.7	5.3	26%	13.1	12.5	5%

[1]

Due to equity accounting, our share of production from JV Inkai is shown as a purchase at the time of delivery. The timing of these purchases will fluctuate and will not match the timing of production. In the second quarter and for the first six months of 2026, we purchased 800,000 pounds and had weight adjustments from prior year deliveries for approximately 200,000 pounds for a total of 1 million pounds at a purchase price per pound of $111.83 (US$81.45). There were no deliveries during the second quarter, or in the first six months of 2025.

Non-IFRS measures

The non-IFRS measures referenced in this document are supplemental measures, which are used as indicators of our financial performance. Management believes that these non-IFRS measures provide useful supplemental information to investors, securities analysts, lenders and other interested parties in assessing our operational performance and our ability to generate cash flows to meet our cash requirements. These measures are not recognized measures under IFRS, do not have standardized meanings, and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for the financial information reported under IFRS. We are not able to reconcile our forward-looking non-IFRS guidance because we cannot predict the timing and amounts of discrete items, which could significantly impact our IFRS results.

The following are the non-IFRS measures used in this document.

ADJUSTED NET EARNINGS

Adjusted net earnings is our net earnings attributable to equity holders, adjusted for non-operating or non-cash items such as gains and losses on derivatives, unrealized foreign exchange gains and losses, share-based compensation and adjustments to reclamation provisions flowing through other operating expenses, that we believe do not reflect the underlying financial performance for the reporting period. In 2024, we revised our calculation of adjusted net earnings to adjust for unrealized foreign exchange gains and losses as well as for share-based compensation because it better reflects how we assess our operational performance. We have restated comparative periods to reflect this change. Other items may also be adjusted from time to time. We adjust this measure for certain of the items that our equity-accounted investees make in arriving at other non-IFRS measures. Adjusted net earnings is one of the targets that we measure to form the basis for a portion of annual employee and executive compensation (see Measuring our results in our 2025 annual MD&A).

In calculating ANE we adjust for derivatives. We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on all hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market). However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the impact of our hedging program in the applicable reporting period. See Foreign exchange in our 2025 annual MD&A for more information.

We also adjust for changes to our reclamation provisions that flow directly through earnings. Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 9 of our interim financial statements for more information. This amount has been excluded from our ANE measure.

As a result of the change in ownership of Westinghouse when it was acquired by Cameco and Brookfield, Westinghouse’s inventories at the acquisition date were revalued based on the market price at that date. As these quantities are sold, Westinghouse’s cost of products and services sold reflect these market values, regardless of their historic costs. Our share of these costs is included in earnings from equity-accounted investees and recorded in cost of products and services sold in the investee information (see note 6 to the financial statements). Since this expense is outside of the normal course of business and only occurred due to the change in ownership, we have excluded our share from our ANE measure.

Westinghouse has also expensed some non-operating acquisition-related transition costs that the acquiring parties agreed to pay for, which resulted in a reduction in the purchase price paid. Our share of these costs is included in earnings from equity-accounted investees and recorded in other expenses in the investee information (see note 6 to the financial statements). Since this expense is outside of the normal course of business and only occurred due to the change in ownership, we have excluded our share from our ANE measure.

To facilitate a better understanding of these measures, the table below reconciles adjusted net earnings with our net earnings for the second quarter and first six months of 2026 and compares it to the same periods in 2025.

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
($ MILLIONS)	2026	2025	2026	2025
Net earnings attributable to equity holders	25	321	156	391

Adjustments
Adjustments on derivatives	58	(163)	98	(175)
Unrealized foreign exchange losses (gains)	(13)	71	(22)	67
Share-based compensation	10	39	63	37
Adjustments on other operating expense (income)	10	(8)	4	(7)
Income taxes on adjustments	(16)	35	(41)	39
Adjustments on equity investees (net of tax):
Inventory purchase accounting	2	4	2	4
Unrealized foreign exchange losses (gains)	(4)	(3)	(11)	7
Long-term incentive plan	5	12	32	15

Adjusted net earnings	77	308	281	378

The following table shows what contributed to the change in adjusted net earnings (non-IFRS measure, see above) for the second quarter and first six months of 2026 compared to the same periods in 2025.

		THREE MONTHS		SIX MONTHS
		ENDED JUNE 30		ENDED JUNE 30
	($ MILLIONS)	IFRS	ADJUSTED	IFRS	ADJUSTED
	Net earnings – 2025	321	308	391	378

	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization)

Uranium	Impact from sales volume changes	(41)	(41)	(21)	(21)
	Higher realized prices (US$)	104	104	154	154
	Foreign exchange impact on realized prices	(19)	(19)	(42)	(42)
	Higher costs	(103)	(103)	(94)	(94)

	Change – uranium	(59)	(59)	(3)	(3)

Fuel services	Impact from sales volume changes	(7)	(7)	(6)	(6)
	Higher realized prices ($)	18	18	6	6
	Higher costs	(22)	(22)	(34)	(34)

	Change – fuel services	(11)	(11)	(34)	(34)

	Other changes
	Lower (higher) administration expenditures	19	(10)	(44)	(18)
	Higher exploration and research and development expenditures	(13)	(13)	(13)	(13)
	Change in reclamation provisions	(21)	(3)	(13)	(2)
	Lower earnings from equity-accounted investees	(168)	(178)	(88)	(91)
	Change in gains or losses on derivatives	(202)	19	(241)	32
	Change in foreign exchange gains or losses	106	22	117	28
	Higher finance income	3	3	9	9
	Higher finance costs	(3)	(3)	(1)	(1)
	Change in income tax recovery or expense	50	(1)	71	(9)
	Other	3	3	5	5

	Net earnings – 2026	25	77	156	281

EBITDA

EBITDA is defined as net earnings attributable to equity holders, adjusted for the costs related to the impact of the company’s capital and tax structure including depreciation and amortization, finance income, finance costs (including accretion) and income taxes.

ADJUSTED EBITDA

Adjusted EBITDA is defined as EBITDA, as further adjusted for the impact of certain costs or benefits incurred in the period which are either not indicative of the underlying business performance or that impact the ability to assess the operating performance of the business. These adjustments include the amounts noted in the ANE definition.

In calculating adjusted EBITDA, we also adjust for items included in the results of our equity-accounted investees that are not adjustments to arrive at our ANE measure. These items are reported as part of marketing, administrative and general expenses within the investee financial information and are not representative of the underlying operations. These include gains/losses on undesignated hedges, transaction, integration and restructuring costs related to acquisitions and gains/losses on disposition of business.

The company may realize similar gains or incur similar expenditures in the future.

ADJUSTED FREE CASH FLOW

Adjusted free cash flow is defined as adjusted EBITDA less capital expenditures for the period.

ADJUSTED EBITDA MARGIN

Adjusted EBITDA margin is defined as adjusted EBITDA divided by revenue for the appropriate period.

EBITDA, adjusted EBITDA, adjusted free cash flow, and adjusted EBITDA margin are non-IFRS measures which allow us and other users to assess results of operations from a management perspective without regard for our capital structure.

To facilitate a better understanding of these measures, the tables below reconcile net earnings with EBITDA and adjusted EBITDA for the second quarter and first six months of 2026 and 2025.

For the quarter ended June 30, 2026:

($ MILLIONS)	URANIUM[1]	FUEL SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes[2]	170	30	(10)	(165)	25
Depreciation and amortization	58	12	—	2	72
Finance income	—	—	—	(8)	(8)
Finance costs	—	—	—	30	30
Income taxes	—	—	—	21	21

	228	42	(10)	(120)	140
Adjustments on equity investees
Depreciation and amortization	4	—	96	—	100
Finance income	(1)	—	(1)	—	(2)
Finance expense	—	—	44	—	44
Income taxes	9	—	5	—	14

Net adjustments on equity investees	12	—	144	—	156

EBITDA	240	42	134	(120)	296
Gain on derivatives	—	—	—	58	58
Other operating expense	10	—	—	—	10
Share-based compensation	1	—	—	9	10
Unrealized foreign exchange gains	—	—	—	(13)	(13)

	251	42	134	(66)	361
Adjustments on equity investees
Inventory purchase accounting	—	—	2	—	2
Long-term incentive plan	—	—	7	—	7
Restructuring costs	—	—	16	—	16
Other expenses	—	—	9	—	9
Unrealized foreign exchange losses (gains)	1	—	(5)	—	(4)

Net adjustments on equity investees	1	—	29	—	30

Adjusted EBITDA	252	42	163	(66)	391

[1]	JV Inkai adjusted EBITDA of $43 million is included in the uranium segment. See Financial results by segment – Uranium in our second quarter MD&A for reconciliation.
[2]	Westinghouse earnings are after income taxes.

For the quarter ended June 30, 2025:

($ MILLIONS)	URANIUM[1]	FUEL SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes[2]	281	44	126	(130)	321
Depreciation and amortization	71	13	—	2	86
Finance income	—	—	—	(5)	(5)
Finance costs	—	—	—	27	27
Income taxes	—	—	—	71	71

	352	57	126	(35)	500
Adjustments on equity investees
Depreciation and amortization	4	—	95	—	99
Finance income	(1)	—	(1)	—	(2)
Finance expense	—	—	51	—	51
Income taxes	7	—	46	—	53

Net adjustments on equity investees	10	—	191	—	201

EBITDA	362	57	317	(35)	701
Loss on derivatives	—	—	—	(163)	(163)
Other operating income	(8)	—	—	—	(8)
Share-based compensation	—	—	—	39	39
Unrealized foreign exchange losses	—	—	—	71	71

	354	57	317	(88)	640
Adjustments on equity investees
Inventory purchase accounting	—	—	5	—	5
Long-term incentive plan	—	—	16	—	16
Restructuring costs	—	—	14	—	14
Other expenses	—	—	2	—	2
Unrealized foreign exchange gains	(2)	—	(2)	—	(4)

Net adjustments on equity investees	(2)	—	35	—	33

Adjusted EBITDA	352	57	352	(88)	673

[1]	JV Inkai adjusted EBITDA of $70 million is included in the uranium segment. See Financial results by segment – Uranium in our second quarter MD&A for reconciliation.
[2]	Westinghouse earnings are after income taxes.

For the six months ended June 30, 2026:

($ MILLIONS)	URANIUM[1]	FUEL SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes[2]	528	75	(56)	(391)	156
Depreciation and amortization	115	21	—	3	139
Finance income	—	—	—	(18)	(18)
Finance costs	—	—	—	58	58
Income taxes	—	—	—	53	53

	643	96	(56)	(295)	388
Adjustments on equity investees
Depreciation and amortization	10	—	192	—	202
Finance income	(2)	—	(1)	—	(3)
Finance expense	—	—	91	—	91
Income taxes	19	—	(10)	—	9

Net adjustments on equity investees	27	—	272	—	299

EBITDA	670	96	216	(295)	687
Gain on derivatives	—	—	—	98	98
Other operating expense	4	—	—	—	4
Share-based compensation	1	1	—	61	63
Unrealized foreign exchange gains	—	—	—	(22)	(22)

	675	97	216	(158)	830
Adjustments on equity investees
Inventory purchase accounting	—	—	2	—	2
Long-term incentive plan	—	—	43	—	43
Restructuring costs	—	—	19	—	19
Other expenses	—	—	16	—	16
Unrealized foreign exchange losses (gains)	1	—	(12)	—	(11)

Net adjustments on equity investees	1	—	68	—	69

Adjusted EBITDA	676	97	284	(158)	899

[1]	JV Inkai adjusted EBITDA of $158 million is included in the uranium segment. See Financial results by segment – Uranium in our second quarter MD&A for reconciliation.
[2]	Westinghouse earnings are after income taxes.

For the six months ended June 30, 2025:

($ MILLIONS)	URANIUM[1]	FUEL SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes[2]	509	112	64	(294)	391
Depreciation and amortization	123	20	—	4	147
Finance income	—	—	—	(9)	(9)
Finance costs	—	—	—	57	57
Income taxes	—	—	—	124	124

	632	132	64	(118)	710
Adjustments on equity investees
Depreciation and amortization	4	—	192	—	196
Finance income	(1)	—	(1)	—	(2)
Finance expense	—	—	100	—	100
Income taxes	8	—	29	—	37

Net adjustments on equity investees	11	—	320	—	331

EBITDA	643	132	384	(118)	1,041
Loss on derivatives	—	—	—	(175)	(175)
Other operating income	(7)	—	—	—	(7)
Share-based compensation	—	—	—	37	37
Unrealized foreign exchange losses	—	—	—	67	67

	636	132	384	(189)	963
Adjustments on equity investees
Inventory purchase accounting	—	—	5	—	5
Long-term incentive plan	—	—	20	—	20
Restructuring costs	—	—	26	—	26
Other expenses	—	—	8	—	8
Unrealized foreign exchange losses	5	—	2	—	7

Net adjustments on equity investees	5	—	61	—	66

Adjusted EBITDA	641	132	445	(189)	1,029

[1]	JV Inkai adjusted EBITDA of $114 million is included in the uranium segment. See Financial results by segment – Uranium in our second quarter MD&A for reconciliation.
[2]	Westinghouse earnings are after income taxes.

CASH COST PER POUND, NON-CASH COST PER POUND AND TOTAL COST PER POUND FOR PRODUCED AND PURCHASED URANIUM

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium are non-IFRS measures. We use these measures in our assessment of the performance of our uranium business. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

To facilitate a better understanding of these measures, the table below reconciles these measures to cost of product sold and depreciation and amortization for the second quarter and first six months of 2026 and 2025.

	THREE MONTHS		SIX MONTHS
	ENDED JUNE 30		ENDED JUNE 30
($ MILLIONS)	2026	2025	2026	2025
Cost of product sold	442.2	417.1	838.6	781.1
Add / (subtract)
Royalties	(42.2)	(56.4)	(101.3)	(93.8)
Care and maintenance costs	(15.9)	(14.6)	(32.2)	(28.2)
Maintenance and operational outage costs	(26.6)	(11.6)	(26.6)	(11.6)
Other selling costs	(4.1)	(2.8)	(6.5)	(6.3)
Change in inventories	20.7	(143.3)	(133.0)	(191.1)

Cash costs of production (a)	374.1	188.4	539.0	450.1
Add / (subtract)
Depreciation and amortization	58.4	71.3	115.2	122.8
Care and maintenance costs	(0.4)	(0.1)	(0.7)	(0.2)
Maintenance and operational outage costs	(3.4)	(1.5)	(3.4)	(1.5)
Change in inventories	(11.9)	(16.1)	0.1	(5.6)

Total production costs (b)	416.8	242.0	650.2	565.6

Uranium produced & purchased (million lb) (c)	6.7	5.3	13.1	12.5

Cash costs per pound (a ÷ c)	55.84	35.55	41.15	36.01
Total costs per pound (b ÷ c)	62.21	45.66	49.63	45.25

Management’s discussion and analysis (MD&A) and financial statements

The second quarter MD&A and unaudited condensed consolidated interim financial statements provide a detailed explanation of our operating results for the three and six months ended June 30, 2026, as compared to the same periods last year. This news release should be read in conjunction with these documents, as well as our audited consolidated financial statements and notes for the year ended December 31, 2025, first quarter MD&A, and our most recent annual information form, all of which are available on our website at cameco.com, on SEDAR+ at sedarplus.ca, and on EDGAR at sec.gov/edgar.shtml.

Qualified persons

The technical and scientific information discussed in this document for our material properties McArthur River/Key Lake, Cigar Lake and Inkai was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE	CIGAR LAKE

• Greg Murdock, senior advisor, technical services, Cameco • Daley McIntyre, general manager, Key Lake, Cameco	• Kirk Lamont, general manager, Cigar Lake, Cameco INKAI • Sergey Ivanov, deputy director general, technical services, Cameco Kazakhstan LLP

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include: our expectations regarding our 2026 performance based on year-to-date results and our 2026 production outlook remaining unchanged; our view that there is unprecedented support for nuclear energy reinforcing stronger long-term uranium prices; our views regarding the growth in demand for uranium and nuclear fuel services; our belief that our contracting discipline is a key competitive advantage; our belief that our contract portfolio supports-long term value creation while preserving exposure to improving market conditions; our belief that we are well positioned to manage risk while capturing opportunities as the market evolves; our commitment to own and operate assets that we expect to be essential in supporting future reactor growth; our views regarding the growing importance of nuclear energy and the value of proven technologies and experienced industry participants; our belief that we are uniquely positioned to support the continued growth of nuclear energy while creating sustainable long-term value of our shareholders, customers and communities; the expected production level and purchase allocation for JV Inkai; our expectations regarding the timing of the delivery of our share of JV Inkai’s 2026 production; our annual production expectation for our Fuel Services division; our expectations for sales and deliveries volume in our uranium segment; Westinghouse’s pipeline of potential AP1000 deployment opportunities for 91 potential reactors across its global markets; and the timing of our second quarter conference call and announcement of our 2026 third quarter results.

Material risks that could lead to different results include: unexpected changes in uranium supply, demand, long-term contracting, and prices; changes in consumer demand for nuclear power and uranium as a result of changing societal views and objectives regarding nuclear power, electrification and decarbonization; the risk that our views regarding nuclear power, its growth profile, and benefits, may prove to be incorrect; the risk that we may not be able to achieve planned production levels within the expected timeframes, or that the costs involved in doing so exceed our expectations; risks related to JV Inkai’s development or production, including the risk that JV Inkai is unable to transport and deliver its production; risks to Westinghouse’s business associated with potential production disruptions, the implementation of its business objectives, compliance with licensing or quality assurance requirements, or that it may otherwise be unable to achieve expected growth; the risk that we may not be able to meet sales commitments for any reason; the risks to our business associated with potential production disruptions, including those related to global supply chain disruptions, global economic uncertainty, political volatility, labour relations issues, and operating risks; the risk that we may not be able to implement our business objectives as expected ; the risk that the strategy we are pursuing may prove unsuccessful, or that we may not be able to execute it successfully; the risk that Westinghouse may not be able to implement its business objectives as expected; the risk that we are adversely affected by the imposition of tariffs on Canadian energy products; the risk of reduced production levels from the McArthur River/Key Lake operation or Cigar Lake; and the risk that we may be delayed in announcing our future financial results.

In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: uranium demand, supply, consumption, long-term contracting, growth in the demand for and global public acceptance of nuclear energy, and prices; our production, purchases, sales, deliveries and costs; the market conditions and other factors upon which we have based our future plans and forecasts; our contract pipeline discussions; JV Inkai production and our allocation of planned production and timing of deliveries; assumptions about Westinghouse’s production, purchases, sales, deliveries and costs, the absence of business disruptions, and the success of its plans and strategies; the success of our plans and strategies, including planned production; the absence of new and adverse government regulations, policies or decisions; that there will not be any significant adverse consequences to our business resulting from production disruptions, including those relating to supply disruptions, economic or political uncertainty and volatility, labour relations issues, aging infrastructure, and operating risks; the assumptions relating to Westinghouse’s adjusted EBITDA and net income; the assumption that we would not be adversely affected by the imposition of tariffs on Canadian energy products; production levels from the McArthur River/Key Lake operation and Cigar Lake; the assumptions set out with respect to each illustrative economic framework under the heading Westinghouse 2026 Q2 Updates in our 2026 second quarter MD&A; and our ability to announce future financial results when expected.

Please also review the discussion in our 2025 annual MD&A, our 2026 first and second quarter MD&As and our most recent annual information form for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our second quarter conference call on Friday, July 31, 2026, at 8:00 a.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial (833) 821-3311 (Canada and US) or (647) 846-2607. An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, August 31, 2026, by calling (855) 669-9658 (Canada/ USA toll-free) or (412) 317-0088 (International toll) (Passcode 1900402)

2026 third quarter report release date

We plan to announce our 2026 third quarter results before markets open on Friday, October 30, 2026.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to power a secure energy future. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries
Cory Kos
306-716-6782
cory_kos@cameco.com

Media inquiries
Veronica Baker
306-385-5541
veronica_baker@cameco.com